

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02037070

NO ACT
P.E 3-28-02
1-08974

April 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/19/2002

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated March 28, 2002

Dear Mr. Patrick:

This is in response to your letter dated March 28, 2002 concerning a shareholder proposal submitted to Honeywell by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

CR6H

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

1934 Act/Rule 14a-8(i)(1) and (2)

March 28, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareowner Proposal—Shareowner Rights Plans (Naylor)

Ladies and Gentlemen:

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 are five additional copies of this letter, along with a shareowner proposal and statement of support submitted by Bartlett Naylor for inclusion in the proxy materials for the 2002 Annual Meeting of Shareowners of Honeywell International Inc. (The proposal and supporting statement are collectively referred to as the "Proposal.")

We respectfully request the Staff's concurrence that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2002 proxy materials.

Resolution: The Proposal's resolution states as follows: *"Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any 'shareholder rights' plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed."*

Background: The Company received the instant Proposal on February 22, 2002.

Grounds for Omission:

Rule 14a-8(i)(1) and (2)

Rule 14a-8(i)(1) allows a registrant to exclude a proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Rule 14a-8(i)(2) allows a registrant to exclude a proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. Although the first clause of Mr. Naylor's Proposal is couched in precatory language ("shareholders urge ..."), it is clear from the second clause of the Proposal that the Proposal is intended to effect a mandatory result ("if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed"). Thus, in my opinion, the assumption stated in the Note to Rule 14c-8(i)(1) that "a proposal drafted as a recommendation or suggestion is proper" is inapplicable in this case. In any event, as discussed below, even if the assumption were applicable it can be demonstrated that under Delaware law the adoption of the Proposal by the Board would result in a violation of law, and thus that the Proposal is not a proper matter for action by shareowners.

Honeywell is a Delaware corporation. Under Delaware law, Honeywell's Board of Directors has an obligation to manage the business and affairs of the Company.[1] If Honeywell's Board of Directors were to adopt the Proposal and submit any shareowner rights plan to the shareowners for ratification, and redeem any shareowner rights plan not approved by a majority of shares voted, the Board would have surrendered its responsibility and duty under Delaware law to manage the business and affairs of the corporation insofar as the redemption of the rights plan is concerned. Delaware law does not permit the Board to so surrender its duty. *See, e.g., Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956)* (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), *rev'd on other grounds, 130 A.2d 338 (Del. 1957).* As the Chancery Court stated in *Abercrombie,* "[Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy.... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." *Abercrombie, 123 A.2d at 608, 611.* Under the reasoning of the Chancery Court in *Abercrombie*, it would be a violation of Delaware law for the Board to mechanically redeem a shareowner rights plan, without referring to their "best judgment on management matters," following a negative shareowner vote. The Proposal thus would obligate the Board to take action that would violate state law. Because the adoption of the Proposal would require the Board to violate state law, the Proposal would also not be a proper subject for action by our shareowners under the laws of Delaware.

---

[1] Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."

The Commission has previously taken a no-action position in respect of shareowner proposals seeking to limit the discretion of the Boards of Directors of Delaware corporations in matters of shareowner rights plans. (*Novell*, available February 14, 2000; *General Dynamics*, available March 5, 2001). It is my opinion that the Novell and General Dynamics no-action requests and their attached legal opinions continue to reflect the current state of Delaware law in this area, and I therefore respectfully request the concurrence of the Staff that the Proposal may be omitted on the basis of Rule 14a-8(i)(1) and (2).

If you have any questions or require additional information concerning this matter, please call me at 973/455-5208. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at 973/455-4413 when it is available.

Sincerely,



Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Enclosures

cc: Bartlett Naylor
1255 North Buchanan
Arlington, Virginia 22205

Patrick, Victor

From: Bartnaylor@aol.com
Sent: Friday, February 22, 2002 8:06 AM
To: victor.patrick@honeywell.com
Subject: shareholder resolution

To: Honeywell Corporate Secretary
c/o "Patrick, Victor" <victor.patrick@honeywell.com>
From: Bartlett Naylor

SHAREOWNER PROPOSAL REGARDING SHAREOWNER RIGHTS PLANS

This proposal has been submitted by Bartlett Naylor, 1255 North Buchanan, Arlington, Virginia 22205 (the owner of 187 shares of Common Stock).

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any 'shareholder rights' plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Supporting Statement Shareholder rights plans, sometimes called 'poison pills,' may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed and the time of the annual meeting in the spring. Yet I believe shareholders frequently oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. The case of Fleming Companies, Inc. and its unpopular pill should serve as a cautionary tale to any board that believes its will supplants shareholder interest. Broadly, the poison pill has come to signify management insulation.

The debacle of Enron commands shareholders to take greater interest in oversight of management. Corporate law can frustrate that oversight. Indeed, shareholders are rarely afforded an opportunity to select between board candidates (as only one slate is voted on), or between auditors (as only one is proposed). Moreover, even when shareholders propose resolutions and those resolutions secure a majority of those voting, boards often choose not to abide by this majority. Such is the case with Honeywell, where this resolution was approved by shareholders at the last annual meeting. But by voting for this resolution, shareholders can declare our intent on keeping a close watch. And should our board honor a majority vote and adopt a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated March 28, 2002

The proposal urges the board to "solicit shareholder approval for any 'shareholder rights' plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed."

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Keir D. Gumbs
Special Counsel